Mail Stop 3561

November 23, 2005

Louis Pardau Dit Pardo
President
Poseidis Inc.
222 Lakeview Avenue, PMB 160
West Palm Beach, FL 33401

       Re: Poseidis Inc.
              Amendment No. 1 to Preliminary Information Statement on
              Schedule 14C
              Filed October 28, 2005
              File No. 0-26329

Dear Mr. Pardo:

       We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

                                         Sincerely,

                                         H. Christopher Owings
                                       Assistant Director

cc: Deborah Carroll, Esq.
        Gallagher, Briody & Butler
        Fax: (609) 452-0090